

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 7, 2023

Patrick Grove
Chief Executive Officer
Catcha Investment Corp
Level 42, Suntec Tower Three
8 Temasek Blvd
Singapore 38988

      **Re:  Catcha Investment Corp**
            **Form 10-K for the Year Ended December 31, 2022**
            **Filed April 24, 2023**
            **File No. 001-40061**

Dear Patrick Grove:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation